Filed by Insurance Acquisition Corp. pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Insurance Acquisition Corp.

Commission File No.: 001-38839

This filing relates to a proposed business combination involving Insurance Acquisition Corp. and Shift Technologies, Inc.

The following is an article that was published by Barron’s on October 2, 2020.

IPOs Are Broken

By Eric J. Savitz

The IPO market is broken. The companies issuing stock don’t seem to be complaining, but they’re paying way too much for the privilege of trading in the public markets—traditional IPOs have become an exceedingly expensive way to raise money. And as was clearly demonstrated this past week, there are other options.

So far this year, there have been 127 operating-company initial public offerings in the U.S., not counting SPACs (special purpose acquisition companies). On an equal-weighted basis, those offerings have produced an average first-day pop of 38%, according to University of Florida professor and IPO expert Jay Ritter.

The large first-day moves mean that issuers have left an aggregate of $24 billion on the table, Ritter finds, the most since 2000, the last year of the internet bubble.

That comes to $189 million on a per-IPO basis, money that could have gone into company coffers had bankers priced the deals more effectively. Add the figure to the $25 million that most companies spend on IPO underwriting fees, and the typical initial offering now costs more than $200 million. Ritter’s take: “The direct and indirect costs of going public are way too high.”

In its recent debut, Snowflake (ticker: SNOW) soared 116% on its first day of trading, a $3.75 billion gain in value that lined the pockets of institutional investors with access to the IPO. Snowflake left more money on the table than any other IPO except Visa’s (V) in 2008.

At first glance, this feels like a victimless crime—but there are consequences. Benchmark partner Bill Gurley, one of Silicon Valley’s most influential venture capitalists, has been complaining about the phenomenon for years. He’s a proponent of alternative routes to the public market, including both direct listings and SPACs.

Gurley sees Snowflake’s massive first-day gain as value stripped from the company. “Where did the money come from? It came from someplace,” he says. “My view is that it came from employees, investors, and founders.”

There are other, potentially better, ways to go public, as we’ve continued to learn this year.

Go direct: This past week, two high-profile companies started trading via direct listings, essentially going public without raising additional capital or absorbing the associated ownership dilution.

The data-analytics company Palantir Technologies (PLTR) opened at $10 a share, giving it a $22 billion valuation, while work-management software firm Asana (ASAN) opened at $21, valuing it above $4 billion. Palantir shares finished the week at $9.20, while Asana ended Friday at $25.91.

The direct approach works well for companies with deep-pocketed founders that have large stakes. At Palantir, three such individuals, Alexander Karp, Peter Thiel, and Stephen Cohen, control 40% of the company. At Asana, more than half of the voting stock is controlled by founders Dustin Moskovitz and Justin Rosenstein.

Ritter thinks we’ll be seeing more well-funded unicorns come public through direct listings, but they won’t be the only ones. In fact, there was a third direct listing this past week from Thryv Holdings (THRY), a Yellow Pages publisher that emerged from Chapter 11 bankruptcy in 2016.

Thryv is investing cash from its directory business into a smaller, but faster growing, unit that provides websites and related services to small businesses. Thryv has more revenue than Palantir, and it’s highly profitable, unlike many IPOs. But investors aren’t keen on companies with shrinking revenue—the stock has a market value of just $345 million, and it traded less than 10,000 shares on day one. But CEO Joe Walsh says he’s patient and thinks investors will eventually discover the stock.

Find a SPAC: Companies looking to enter public markets are increasingly choosing to merge with SPACs. Esoteric startups like space tourism firm Virgin Galactic (SPCE) and revenue-less electric truck startup Nikola (NKLA) have recently taken the SPAC route, but the option has growing appeal for mainstream venture-backed companies.

Later this month, the used-car site Shift.com, which has raised $293 million in venture capital, will go public via a reverse merger with a SPAC called Insurance Acquisition (INSU). Appetite should be high. Vroom (VRM), a Shift rival, is up more than 130% since its July IPO.

Shift CEO George Arison said in an interview that the company had been working toward an IPO in 2021—and then the pandemic arrived, along with booming demand for both tech shares and used cars. With IPO prep completed, Shift, well, shifted.

“SPACs are a great vehicle,” Arison says. “They allow you to get a deal done pretty quickly.” He says Shift went from initial discussions with its chosen SPAC in early May to an announced deal in late June.

“You could never move that fast with a normal IPO,” Arison says. “Also, you can raise a lot more capital this way. Shift will add close to $300 million to our balance sheet, versus the $75 million to $100 million we’d likely have raised in an IPO. And we’re a capital-intensive business.”

The new offering wave has slowed after a busy September, but expect another IPO flurry before the holidays, potentially from prominent start-ups like Stripe, Airbnb, DoorDash, Instacart, Robinhood, and Wish.

And by IPOs, of course, I don’t just mean IPOs.

Caution Regarding Forward Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Insurance Acquisition Corp., Shift Technologies, Inc. or the combined company after completion of the Business Combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Merger and the proposed business combination contemplated thereby; (2) the inability to complete the transactions contemplated by the Agreement and Plan of Merger due to the failure to obtain approval of the stockholders of Insurance Acquisition Corp. or other conditions to closing in the Agreement and Plan of Merger; (3) the ability to meet Nasdaq’s listing standards following the consummation of the transactions contemplated by the Agreement and Plan of Merger; (4) the risk that the proposed transaction disrupts current plans and operations of Shift Technologies, Inc. as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed Business Combination; (7) changes in applicable laws or regulations; (8) the possibility that Shift Technologies, Inc. may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the Securities and Exchange Commission (“SEC”) by Insurance Acquisition Corp. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Insurance Acquisition Corp. and Shift Technologies, Inc. undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Additional Information About the Transaction and Where to Find It

The Company has filed with the SEC a Registration Statement on Form S-4, which includes a proxy statement/prospectus in connection with the Merger and will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. The Company’s stockholders and other interested persons are advised to read the proxy statement/prospectus, and amendments thereto, and to read the definitive proxy statement/prospectus in connection with the Company’s solicitation of proxies for its stockholders’ meeting to be held to approve the Merger because the proxy statement/prospectus contains important information about the Company, Shift and the Merger. The definitive proxy statement/prospectus will be mailed to stockholders of the Company as of September 10, 2020. Stockholders can also be able to obtain copies of the Registration Statement on Form S-4 and the definitive proxy statement/prospectus, without charge at the SEC’s website at www.sec.gov or by directing a request to: Insurance Acquisition Corp., 2929 Arch Street, Suite 1703, Philadelphia, PA 19104, Attn: Joseph Pooler.

Participants in Solicitation

The Company, Shift and certain of their respective directors and officers may be deemed participants in the solicitation of proxies of the Company’s stockholders with respect to the approval of the Merger. Information regarding the Company’s directors and officers and a description of their interests in the Company is contained in the proxy statement/prospectus for the Merger. Additional information regarding the participants in the proxy solicitation, including Shift’s directors and officers, and a description of their direct and indirect interests, by security holdings or otherwise, is included in the proxy statement/prospectus for the Merger and is included in the definitive proxy statement/prospectus for the Merger. Each of these documents is available at the SEC’s website or by directing a request to the Company as described above under “Additional Information About the Transaction and Where to Find It.”

In connection with the Merger, at any time prior to the special meeting to approve the Merger, certain existing Company stockholders, which may include certain of the Company’s officers, directors and other affiliates, may enter into transactions with stockholders and other persons with respect to the Company’s securities to provide such investors or other persons with incentives in connection with the approval and consummation of the Merger. While the exact nature of such incentives has not yet been determined, they might include, without limitation, arrangements to purchase shares from or sell shares to such investors and persons at nominal prices or prices other than fair market value. These stockholders will only effect such transactions when they are not then aware of any material nonpublic information regarding the Company, Shift or their respective securities.

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